Mail Stop 3561

September 19, 2007

<u>Via Fax & U.S. Mail</u>

Mr. Jeffrey L. Minch
President and Chief Executive Officer
Littlefield Corporation
2501 North Lamar Boulevard
Austin, Texas 78705

> **Re: Littlefield Corporation**
> **Form 10-KSB for the year ended December 31, 2006**
> **Filed April 2, 2007**
> **File No. 0-24805**

Dear Mr. Minch:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Costs and Expenses, page 11

1. Please explain why the total of the gross profits for your Entertainment and Hospitality segments of $3,283,000 and $46,000, respectively for 2006 and $2,510,000 and $(221,000) for 2005 do not equal the Company's total gross profit for these periods of $3,375,000 and $2,368,000, respectively. As part of your response, please explain the nature of any other revenues/expenses that are included in your consolidated gross profit. Additionally, please explain why the Company's total consolidated gross profit of $3,375,000 and $2,368,000 for 2006 and 2005 respectively, do not agree to the consolidated amounts for these periods reflected in Note 16 to the audited financial statements of $786,000 and $1,037,000, respectively. Please reconcile and revise these disclosures.

Note 12. Earnings per Share

2. In future filings, please revise to disclose the number of outstanding warrants and options that could potentially dilute basic earnings per share in the future but that were not included in the computation of diluted earnings per share for the periods presented because their impact was anti-dilutive. Refer to the disclosure requirements outlined in paragraph 40c of SFAS No.128.

Note 13 – Accounting for Stock Based Compensation

3. We note that although you have adopted the method required by SFAS No. 123R to account for your stock-based compensation plans, you have not provided all of the disclosures required by SFAS No.123R in the notes to your financial statements. Please ensure that the notes to your financial statements in any future filings include all of the disclosures required by paragraphs 64, 65 and A240 of SFAS No.123R, as applicable.

Note 1-Background and Summary of Significant Accounting Policies, page F-9, and

Note 15-Commitments and Contingencies, page F-24

4. In light of the materiality of rent under operating leases, please tell us and add disclosure to clarify whether the Company's policy is to recognize rental expense on a straight-line basis in accordance with SFAS 13, paragraph 15 and FTB 85-3. Specifically discuss the nature of your triple-net leases and whether they contain cost escalation clauses and abatements (e.g. an initial three-month rent credit). If your policy differs from GAAP in this regard, also include in your disclosure, if true, that such departure from GAAP is not material and provide us with quantified information supporting your conclusion. We may have further comment upon reviewing your response.

Note 16 – Segments

5. Please note that we do not believe your current presentation which reflects a single "adjustment" to reconcile to your consolidated earnings satisfies the reconciliation requirements outlined in paragraph 32 of SFAS No.131. Please revise the notes to your financial statements in future filings to include detailed reconciliations of the total of your reported segments profit and loss to the consolidated amount of your income before taxes reflected in your consolidated statements of operations. The reconciliation provided should separately detail any revenues/expenses which are not included in your segment profit and losses. Refer to the disclosure requirements outlined in paragraph 32b of SFAS No.131. Also, please revise future filings to include the disclosures required by paragraph 28b of SFAS No.131 with respect to each of your segments.

Other

6. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided

all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Effie Simpson at (202) 551-3346 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief